March 13, 2018

By: EDGAR Transmission - Correspondence Filing
Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Atmos Energy Corporation
Form 10-K for the Fiscal Year ended September 30, 2017
Filed November 13, 2017
Form 8-K Filed February 6, 2018
File No. 1-10042

Dear Mr. Thompson:

We are responding to your letter dated March 5, 2018, commenting on our most recent Form 10-K filed with the Commission as well as on our Form 8-K filed on February 6, 2018. We have repeated your comments from such letter below, followed by our response to the comments in bold print. We intend to comply with the comments in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure, page 25

1.	Please tell us how your presentation of "gross profit" complies with Item 10(e)(1)(ii)(E)
of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

We referenced the non-GAAP measure “gross profit” and included its computation in our filing to better discuss and analyze our financial performance. To better distinguish this non-GAAP measure from similar terms, we will revise the term “gross profit” to “net revenues” in future filings and earnings releases. The following statement is indicative of the disclosure that we may include regarding net revenues, a non-GAAP measure:

Mr. William H. Thompson
U.S. Securities and Exchange Commission
March 13, 2018

Our operations are affected by the cost of natural gas. The cost of gas is passed through to our customers without markup and includes commodity price, transportation, storage, injection and withdrawal fees and settlements of financial instruments used to mitigate commodity price risk. These costs are reflected in the income statement as purchased gas cost. Therefore, increases in the cost of gas are offset by a corresponding increase in revenues. Accordingly, we believe net revenues, a non-GAAP financial measure defined as operating revenues less purchased gas cost, is a better indicator of our financial performance than operating income as it provides a useful and more relevant measure to analyze our financial performance. Further, the term net revenues is not intended to represent operating income, the most comparable GAAP measure, as an indicator of operating performance and is not necessarily comparable to similarly titled measures reported by other companies.

Form 8-K filed February 6, 2018

2.
To avoid placing undue prominence on gross profit, a non-GAAP measure, your discussion on page 2 should include a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence. Your tabular disclosure of the non-GAAP measure on page 5 should be preceded with an equally prominent tabular disclosure of the comparable GAAP measure. In this regard, please show operating revenues and purchased gas cost in deriving the non-GAAP measure. Please review the guidance in our Compliance and Disclosure Interpretations issued on May 17, 2016, specifically question 102.10, when preparing your next earnings release. Reference is made to Item 2.02, Instruction 2, of Form 8-K and the requirements of paragraph (e)(l)(i) of Item 10 of Regulation S-K.

To avoid placing undue prominence on net revenues, a non-GAAP financial measure, in future earnings releases furnished as exhibits to Form 8-K filings, we will begin our discussion of results with a discussion of operating income rather than net revenues. Further, we will provide the operating revenues and purchased gas costs used in deriving net revenues in our tabular disclosures in all future earnings releases furnished as exhibits to Form 8-K filings.

Mr. William H. Thompson
U.S. Securities and Exchange Commission
March 13, 2018

If you have any questions or comments on this letter, please direct them to our Controller, Richard M. Thomas at (972) 855-3748, or in his absence, to me at (972) 855-3214. Thank you for your attention.

Sincerely,

/s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Senior Vice President and
Chief Financial Officer

cc: Mr. Scott Stringer
U.S. Securities and Exchange Commission

Ms. Donna Di Silvio
U.S. Securities and Exchange Commission